December 2, 2014

VIA EDGAR AND ELECTONIC MAIL

Securities and Exchange Commission,

    Division of Corporation Finance,

        100 F Street, N.E.,

            Washington, D.C. 20549.

Attention: Folake K. Ayoola

Re:	Acceleration Request for Wells Fargo Real Estate Investment Corporation Registration Statement on Form S-11 (File No. 333-198948)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, we attach the request of our client, Wells Fargo Real Estate Investment Corporation, that the effectiveness of the above-referenced Registration Statement be accelerated to 12:00 p.m., Washington, D.C. time, on December 4, 2014, or as soon as practicable thereafter. We ask, however, that the Securities and Exchange Commission staff not accelerate such effectiveness until we speak with you on that date.

Please direct any questions to me at (212) 558-4080 or by e-mail (gladina@sullcrom.com).

Very truly yours,

/s/ Andrew R. Gladin

Andrew R. Gladin

(Attachments)

December 2, 2014

VIA EDGAR AND ELECTRONIC MAIL

Securities and Exchange Commission,

    Division of Corporation Finance,

        100 F Street, N.E.,

            Washington, D.C. 20549.

Attention: Folake K. Ayoola

Re:	Acceleration Request for Wells Fargo Real Estate Investment Corporation Registration Statement on Form S-11 (File No. 333-198948)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), Wells Fargo Real Estate Investment Corporation (the “Company”) hereby requests that the effective date of the Company’s Registration Statement on Form S-11, Registration Number 333-198948 (the “Registration Statement”) be accelerated so that the Registration Statement will become effective at 12:00 p.m., Washington, D.C. time, on December 4, 2014, or as soon thereafter as practicable. In this regard, the Company is aware of its obligations under the Securities Act as they relate to the above-referenced Registration Statement and acknowledges:

•	should the Securities and Exchange Commission (the “Commission”) or its staff (the “Staff”), acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Company may not assert Staff comments and the declaration of the Registration Statement’s effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

It would be appreciated if, as soon as the Registration Statement is declared effective, you would so inform Andrew R. Gladin at Sullivan & Cromwell LLP at (212) 558-4080.

Very truly yours,

Wells Fargo Real Estate Investment Corporation

By:	/s/ Jeannine E. Zahn
Name: Jeannine E. Zahn
Title: Senior Vice President and Secretary